Exhibit 77(e)(2)

January 1, 2010

Todd Modic
Senior Vice President
ING Investments, LLC
7337 E. Doubletree Ranch Road
Scottsdale, AZ  85258

Dear Mr. Modic:

Pursuant to the Amended and Restated Investment Management Agreement dated July 29, 2005, as amended, between ING Funds Trust and ING Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the fee breakpoints to the annual investment management fee for ING High Yield Bond Fund (the “Fund”), effective as of January 1, 2010.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement.  The Amended Schedule A, which indicates the modified breakpoints to the annual investment management fee for the Fund, is attached hereto.

Please signify your acceptance to the modified breakpoints to the annual investment management fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

/s/ Kimberly A. Anderson

Kimberly A. Anderson
Senior Vice President
ING Funds Trust

ACCEPTED AND AGREED TO:
ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Funds Trust

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED MANAGEMENT AGREEMENT

between

ING FUNDS TRUST

and

ING INVESTMENTS, LLC

Name of Fund	Annual Investment Management Fee (as a percentage of average daily net assets)

ING Classic Money Market Fund	0.25%

ING High Yield Bond Fund	0.51% on first $500 million of assets 0.45% on next $4.5 billion of assets 0.40% on assets thereafter

ING Institutional Prime Money Market Fund	0.08%

ING Intermediate Bond Fund	0.17%